UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CARDIOGENESIS CORPORATION
(Name of Subject Company)
CARDIOGENESIS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
14159W-10-9
(CUSIP Number of Class of Securities)
Paul J. McCormick
Executive Chairman
Cardiogenesis Corporation
11 Musick
Irvine, California 92618
(949) 420-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, California 92614
(949) 253-0900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
SIGNATURES

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cardiogenesis Corporation (the “Company” or “Cardiogenesis”) initially filed on April 5, 2011 (the “Statement”). The Statement relates to the tender offer by CL Falcon, Inc., a Florida corporation (“Purchaser”), and a direct wholly-owned subsidiary of CryoLife, Inc., a Florida corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on April 5, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, at a purchase price of $0.457 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information
     Item 8 of the Statement is hereby amended and supplemented by adding an additional subsection entitled “Litigation Relating to the Merger” as follows:
Litigation Relating to the Merger
     On April 7, 2011, two plaintiffs filed purported class actions against Cardiogenesis, its directors, and CryoLife and Merger Sub, in connection with the proposed Offer and Merger. These suits were filed in California Superior Court for Orange County and allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Cardiogenesis by seeking to sell Cardiogenesis through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek various equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Cardiogenesis, as well as fees and expenses of the plaintiffs’ attorneys and experts.

Court	Filing Date	Case Name	Case Number
Superior Court of California, County of Orange	April 7, 2011	Patrick J. Grace vs. Paul McCormick	30-2011-00464472-CU-SL-CXC
Superior Court of California, County of Orange	April 7, 2011	Marion William Habiak vs. Cardiogenesis Corporation	30-2011-00464844-CU-SL-CXC
     Cardiogenesis believes the allegations in the lawsuits are without merit, intends to defend the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition to CryoLife’s obligation to complete the Merger pursuant to the Merger Agreement.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIOGENESIS CORPORATION
By:	/s/ WILLIAM ABBOTT
	Name:	William Abbott
	Title:	Chief Financial Officer and Secretary

Dated: April 12, 2011